ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 8, 2013	Harsha Pulluru
T +1 617 951 7291
F +1 617 235 0658
harsha.pulluru@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:       Mr. Jeffrey W. Long

Re: Baillie Gifford Funds (Registration No. 811-10145) — Responses to Comments Regarding Shareholder Report on Form N-CSR

Dear Mr. Long:

On March 8, 2013, the Baillie Gifford Funds (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed its annual report to shareholders on Form N-CSR (the “Annual Report”).    On September 23, 2013, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report.  We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

1.                                      Comment: In future shareholder reports, please include a statement accompanying graphs and tables depicting Fund performance to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Response: The requested change will be reflected in future shareholder reports for the Funds.

2.                                      Comment: Please confirm that the $14,108,862 held in cash by the EAFE Fund as of December 31, 2012, as reflected in the Statement of Assets and Liabilities on page 44 of the Annual Report, is not invested in repurchase agreements or any instrument that is required to be disclosed separately in the Statement of Assets and Liabilities.

Response: The Trust confirms that the $14,108,862 held in cash by the EAFE Fund as of December 31, 2012 was held in a cash account and not in any other instrument that would be required to be disclosed separately in the Statement of Assets and Liabilities.

3.                                      Comment: In future shareholder reports, please show payments to Trustees separately in the balance sheet of each Fund pursuant to Rule 6-04 of Regulation S-X.

Response: All payments to trustees of the Trust are currently shown separately in the Statement of Operations of each Fund, and included under the line item “accrued expenses” in the balance sheet for each Fund.  The balance sheets included in future shareholder reports for the Funds will include as a separate line item any amounts payable as compensation to trustees.

4.                                      Comment: If the expense waivers for the International Equity Fund and International Choice Fund described in Note B to the Financial Statements on page 91 are subject to recoupment, please disclose the amounts that may be recouped for each Fund.

Response: The agreements detailing the expense waivers for the International Equity Fund, which was in effect from January 1, 2012 through June 30, 2012, and International Choice Fund, which was in effect from September 25, 2012 through April 30, 2013, did not include any recoupment provisions.  As a result, the expense waivers for these Funds are not subject to recoupment.

5.                                      Comment: Please explain how performance is calculated for a particular class of a Fund during periods when the class has no outstanding shares.

Response: When a particular class of a Fund has no outstanding shares, performance for that class is imputed based on the actual performance of another class of the Fund that was outstanding during that period, adjusted for the different shareholder servicing fee of the class.  The shareholder service fee is the only difference between the various classes of the Funds.

*      *      *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 617-951-7291 if you have any questions or require additional information.

Sincerely,

/s/ Harsha Pulluru

Harsha Pulluru